UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

0 Form 10-K

0 Form 20-F

0 Form 11-K

0 Form 10-Q

☒ Form 10-D

0 Form 10-N-SAR

0 Form N-CSR

For Period Ended:

0   Transition Report on Form 10-K

0   Transition Report on Form 20-F

0   Transition Report on Form 11-K

0   Transition Report on Form 10-Q

0   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

HarborView Mortgage Loan Trust 2006-CB1        _________________________________________________________

(Issuing Entity)

Greenwich Capital Acceptance, Inc.         ________________________________________________________________

(Exact Name of Depositor as Specified in its Charter)

Greenwich Capital Financial Products, Inc.         ______________________________________________________

(Exact Name of Sponsor as Specified in its Charter)

Greenwich Capital Acceptance, Inc.

Full Name of Registrant

Former Name if Applicable

600 Steamboat Road __________________________________________

Address of Principal Executive Office (Street and Number)

Greenwich, CT 06830

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The distribution report on Form 10-D that is the subject of this notification was the first such report required to be prepared and filed with respect to the issuing entity.  The trustee has advised the registrant that due to the large volume and complexity of data that was required to be processed in order to generate a report in compliance with Item 1121 of Regulation AB for this issuing entity, the trustee experienced computer system failures that could not be rectified during the time available.  The report was therefore prepared through the time-consuming process of entering data manually.  The trustee has advised the registrant that there was no alternative method for preparation of the report that could be employed during the limited time available.  The distribution report on Form 10-D was filed under the issuing entity’s CIK code and accepted by EDGAR less than [[one half hour]] after 5:30 p.m. Eastern Daylight Time on the 15th day following the related distribution date.

(Attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Mark Hagelin

(203)

618-2596_______________

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

YES ☒

NO 0

 (3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

YES 0

NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________ Greenwich Capital Acceptance, Inc.________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 12, 2006

By /s/ Mark Hagelin

Name:  Mark Hagelin
Title:  Senior Vice President